FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of the Company

Avino Silver & Gold Mines Ltd.
Suite 400 - 455 Granville Street
Vancouver, B.C. V6C 1T1

(the "Issuer")

Item 2.	Date of Material Change

October 18, 2005

Item 3.	Press Release

The press release was disseminated through the Canada Stockwatch and Market News on October 18, 2005.

Item 4.	Summary of Material Change

The TSX Venture Exchange has accepted filing of a share purchase agreement dated March 22, 2004 pursuant to which the Issuer has agreed to acquire the remaining 51% equity interest in Cia Minera Mexicana de Avino S.A. (“Cia Minera”), which the Issuer does not already own, in consideration of the issuance of up to 4.0 million common shares of the Issuer.

Item 5.	Full Description of Material Change

See attached News Release.

Item 6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Nothing in this form is required to be maintained on a confidential basis.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Connie Lillico, Secretary (ph. (604) 682-3701)

Item 9.	Date of Report

October 18, 2005

AVINO SILVER & GOLD MINES LTD.

By:  “Connie Lillico”

Secretary
(Official Capacity)

Connie Lillico
(Please print here name of individual whose signature appears above.)